Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	FYE 1999	FYE 2000	FYE 2001	FYE 2002	340 days ended August 30, 2003	24 days ended August 30, 2003
Fixed Charges
Interest expense	4,696,436	3,611,745	2,742,486	6,332,149	4,568,527	1,519,040
Capitalized interest	139,827	332,653	161,002	208,008	214,398	16,244
Amort of loan costs	—	—	—	510,276	56,325	100,032
Interest within rent exp	1,033,138	906,851	1,203,443	1,232,478	1,664,357	141,511
Priority distribution	—	—	—	—	—	400,602

Total fixed charges	5,869,401	4,851,249	4,106,931	8,282,911	6,503,607	2,177,429

Adjusted earnings
Pretax income	63,643,840	88,704,204	80,425,789	78,677,092	78,757,621	10,497,464
add: Fixed charges	5,869,401	4,851,249	4,106,931	8,282,911	6,503,607	2,177,429
less: Interest capitalized	(139,827)	(332,653)	(161,002)	(208,008)	(214,398)	(16,244)
less: preferred distribution	—	—	—	—	—	(400,602)
less: minority interest	(119,156)	(27,391)	44,668	(210,541)	(121,545)	(1,670)

Adjusted earnings	69,254,258	93,195,409	84,416,386	86,541,454	84,925,285	12,256,377

Ratio	11.8	19.2	20.6	10.4	13.1	5.6